4 GREENWAY PLAZA
HOUSTON, TEXAS 77046
Eric J. Christ	TEL. +1-713-232-7484
Attorney	FAX +1-713-232-7511
eric.christ@deepwater.com

June 23, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention:	H. Roger Schwall
Assistant Director

Re:	Transocean Ltd.’s Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2011
File No. 0-53533

Dear Mr. Schwall:

The following is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the letter dated June 10, 2011, from H. Roger Schwall, Assistant Director, with respect to the above referenced filings of Transocean Ltd. (the “Company”). For your convenience, each of our responses is prefaced by the Staff’s comment.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements, page 68

Note 2 — Significant Accounting Policies, page 76

Property and equipment, page 78

Comment:

1.                                       We have read your response to prior comment six in our letter dated April 29, 2011. To help us better understand your accounting policy for renewals, replacements and improvements, please identify for us, and in your filing as appropriate, any criteria or thresholds that you utilize in evaluating whether expenditures are capitalized or expensed as incurred. For example, address whether you have established a minimum estimated useful life (or incremental useful life as it relates to expenditures that extend the useful life of your assets), in conjunction with other criteria, as part of your capitalization policy. In addition, please tell us how you have considered quantifying in the critical accounting policies section of your filing the amount of expenditures capitalized where the judgments, assumptions and estimates regarding capitalization were significant, and any other relevant information (e.g., the types of significant items capitalized), to help financial statement users fully understand the impact from your accounting policy.

Company Response:

With the exception of expensing capital expenditures for which we estimate the useful life to be less than one year, we generally do not establish quantitative criteria or thresholds to determine whether expenditures are capitalized or expensed as incurred.  We maintain and periodically update a detailed schedule  that identifies standard components of expenditures incurred in connection with our rigs including renewals, replacements and improvements and the required classification of each item as either capital or expense.    To determine the required classification of a given expenditure in this schedule, we evaluate its intended use or application (i.e., whether or not it is used for repair or maintenance), alternative uses or applications, mechanical characteristics and other relevant attributes supporting whether the expenditure will enhance, improve or extend the useful lives of our assets.  We therefore primarily rely on qualitative factors to determine the appropriate classification without applying general quantitative thresholds to expenditures.  We believe that this formalized approach promotes consistent application of the accounting policy.

Comment:

Proxy Statement on Schedule 14A

Fiscal 2010 Business Highlights, page P-34

2.                                       We note your response to prior comment 9 from the letter dated April 29, 2011 and reissue the comment in part. Please revise your disclosure to provide the basis for your statements referenced in the prior comment 9, including further disclosure provided in your response to comments 9 through 15 and the comments that follow.

Company Response:

As detailed in our prior responses to the Staff, we have provided the Staff with the necessary data to support our statements referenced in prior comment 9.  Additionally, our TPSR and TRIR rates for prior years in which those metrics were used as performance metrics have been previously disclosed. We do not believe that revising our disclosure to provide the additional detailed data that support the basis for our statements referenced in the prior comment 9 would be material to our shareholders.  Accordingly, we respectfully propose not to revise our disclosure to provide this detailed basis.

Comment:

Safety Performance, page P-45

3.                                       We note your response to prior comment 13 from the letter dated April 29, 2011. While we understand that TPSR is a proprietary measure, please revise your disclosure to provide sufficient information for shareholders to understand how you calculate this measure. For example, provide examples of the relative severity values assigned to certain incidents, including those involving fatalities. Disclose the 2010 TPSR for the Deepwater Horizon as compared to the TPSR for your other approximately 120 rigs. Revise your disclosure to include the information found in your response regarding how the 35.4 TPSR for 2010 resulted in the payout percentage of 67.4%.

Company Response:

Our prior response disclosed that the 2010 TPSR for the Deepwater Horizon was 677.7.  The 2010 TPSR for all other rigs combined was 33.5.

We do not believe that the requested additional disclosure is material to an understanding of our compensation policies and decisions. Accordingly, we respectfully propose not to revise our disclosure to provide this additional information. However, to the extent appropriate, we commit to include additional disclosure in our Compensation Discussion & Analysis in future filings to provide sufficient information for shareholders to understand how to calculate TPSR and to more clearly show how a particular TPSR value results in the associated payout percentage for the performance metric.

Comment:

4.                                       We note your response to prior comment 15 from the letter dated April 29, 2011. Revise your disclosure to include the information found in your response. In addition, we note from your response that the compensation committee based its decision to override the safety performance measure in 2009 on the fact that the 4 fatalities occurred in a narrow timeframe in four different operating regions of the world. Please clarify further in your disclosure how the compensation committee distinguished the 2008 and 2009 incidents from those that occurred on the Deepwater Horizon in 2010 in determining to not override the TPSR portion of the safety performance measure in 2010.

Company Response:

The compensation committee may not have applied its discretion consistently in reducing the bonus amounts with respect to the 2008, 2009 and 2010 periods, but we have previously disclosed the basis for such discretion in each instance. To the extent appropriate, we commit to continuing to include disclosure in our Compensation Discussion & Analysis in future filings to explain the compensation committee’s basis for decisions to exercise its discretion to decrease or eliminate bonus amounts for certain performance metrics.

With respect to the requested revised disclosure, we do not believe that it is material to an understanding of our compensation policies and decisions or that revising our existing disclosure would be helpful to our shareholders. Accordingly, we respectfully propose not to revise our disclosure to provide this additional information.

Closing Comments

In connection with this response, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Eric J. Christ
Name:	Eric J. Christ
Title:	Attorney